FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
February 9, 2024
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Juan Grana; Abby Adams

Re:	3M Health Care Company
Amendment No. 6 to Draft Registration Statement on Form 10
Submitted January 26, 2024
CIK 001964738
Dear Mr. Grana and Ms. Adams:
On behalf of our client, 3M Health Care Company (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated February 5, 2024 regarding Amendment No. 6 to the Company’s draft registration statement on Form 10 (as amended by Amendment No. 6, the “Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on January 26, 2024.
In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 7 to the Registration Statement (“Amendment No. 7”), together with certain exhibits, via the EDGAR system today. All references to page numbers in the responses below are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 7. Terms not otherwise defined in this letter have the meanings given to them in Amendment No. 7.
For your convenience, the Staff’s comments are set forth in bold, followed by the Company’s responses.
Exhibit 99.1 Information Statement
Questions and Answers About the Separation and Distribution, page 1
1.We note your revised disclosure in response to comment 1 and reissue the comment. Please revise your disclosure to describe the type of IRS private letter ruling and opinions that would satisfy the condition to the separation, and provide more detail

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
U.S. Securities and Exchange Commission
February 9, 2024
in related portions of the information statement. For example, consider disclosing that the type of ruling relates to the IRS determining that the distribution and/or certain related transactions should not be treated as taxable transactions for U.S. federal income tax purposes.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 6, 64, 80 and 245-246.
Information Statement Summary, page 10
2.We note your revised disclosure in response to comment 8 and reissue the comment in part. On pages 28 and 32, please clarify for which of your specific products 3M is the sole supplier. Please further clarify in the PFAS risk factor on pages 50-51 what specific products you will continue to use, produce, or distribute post-separation, which may create liability for you that will not be subject to indemnification by 3M.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 32, 47 and 51.
Unaudited Pro Forma Condensed Financial Information, page 84
3.In regard to adjustment (b), please better clarify how it was determined which additional retirement and non-pension postretirement benefit plan assets and obligations would be transferred to Solventum in connection with the separation. As disclosed on page F-23, the historical financial statements provided already reflect 1) the participation of certain employees of the Health Care Business in U.S. and non-U.S. retirement plans sponsored by 3M, which are accounted for as multiemployer plans; and 2) Company-sponsored retirement plans covering certain employees in France, Germany and Mexico, which are accounted for as single employer plans.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 89-90.
4.In regard to adjustment (i), deferred tax assets were adjusted for the retirement and nonpension postretirement benefit obligations discussed at note (b) as well as research and experimentation capitalization that will be retained by 3M. Please clarify in your disclosures what other balance sheet line items were impacted in addition to the deferred tax related line items.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92.

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
U.S. Securities and Exchange Commission
February 9, 2024
5.We note your updated disclosures regarding the treatment of equity-based compensation on page 78. Please also discuss the expected treatment of equity-based compensation in your pro forma financial information as well as what consideration was given as to whether there would be any impact to the pro forma financial information.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85.
Sustainability / Environmental, Social, and Governance (ESG), page 126
6.We note your revised disclosure in response to comment 10 and reissue the comment. Please revise your disclosure to provide further detail regarding how you "will align [y]our sustainability and ESG commitments and governance structure with [y]our business strategy."
Response: Given that the Company intends to determine its full ESG strategy in conjunction with its board of directors and management team following the distribution, the Company has removed the referenced disclosure on page 126 in response to the Staff’s comment. The Company anticipates that it will make disclosures at an appropriate time following the distribution after it begins operating as an independent company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 147
7.We note your revised disclosure in response to comment 11 and reissue the comment. Please revise your disclosure of year-to-year changes in your results of operations to further discuss the various factors that contributed to the changes.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155. The Company further notes that it intends to implement this comment with respect to the Company’s 2023 audited financial statements, which will be added in the Company’s subsequent amendment, at which time management’s discussion and analysis for the earliest period presented will be removed from the filing.
* * * * *
If you have any questions concerning Amendment No. 7 or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1172 or JELevine@wlrk.com or my colleague Steven A. Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
U.S. Securities and Exchange Commission
February 9, 2024

Sincerely,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kevin H. Rhodes, 3M Company
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz